U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2023 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Kinetik Holdings Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 7, 2023. Such disclosure is included under the caption “Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934” beginning on page 41 of the Annual Report on Form 10-K and is incorporated by reference herein.

Sincerely,

KINETIK HOLDINGS INC.

By:	/s/ Jamie Welch
Jamie Welch
Chief Executive Officer, President, Chief Financial Officer and Director